CHINAEDU REPORTS SECOND QUARTER 2010 RESULTS

Second Quarter Net Revenue Exceeding Guidance with 12.7% Growth Year-Over-Year;
Net income per diluted ADS is $0.115, Exceeding Analyst Consensus

Live Conference Call to be held on Thursday, August 19, 2010 at 8 a.m. (Eastern) / 5 a.m. (Pacific) / 8 p.m. (Beijing/Hong Kong)

BEIJING, CHINA – August 18, 2010 – ChinaEdu Corporation (NASDAQ: CEDU) (“ChinaEdu” or the “Company”), an educational services provider in China, today announced its unaudited financial results for the second quarter ended June 30, 2010.1

(in thousands, unaudited)	Three Months Ended			Six Months Ended
Period ended	June 30, 2009	June 30, 2010	Period over Period %	June 30, 2009	June 30, 2010	Year over Year %
Currency	USD	USD		USD	USD
Financial Data:
Net revenue	13,017	14,675	12.7%	24,986	27,546	10.2%
Gross profit	8,122	9,519	17.2%	15,288	17,769	16.2%
Income from operations	3,247	4,215	29.8%	5,833	7,093	21.6%
Net income attributable to ChinaEdu	1,306	1,996	52.8%	2,717	3,065	12.8%
Adjusted EBITDA (2) (non-GAAP)	4,353	5,241	20.4%	8,126	9,306	14.5%
Adjusted net income attributable to ChinaEdu (3) (non-GAAP)	1,784	2,178	22.1%	3,757	3,707	-1.3%

Net income attributable to ChinaEdu per ADS (4)	0.080	0.125	56.3%	0.168	0.192	14.3%
Adjusted net income attributable to ChinaEdu per ADS (5) (non-GAAP)	0.111	0.136	22.5%	0.230	0.232	0.9%
Net income attributable to ChinaEdu per diluted ADS	0.075	0.115	53.3%	0.155	0.176	13.5%
Adjusted net income attributable to ChinaEdu per diluted ADS (6) (non-GAAP)	0.103	0.125	21.4%	0.215	0.213	-0.9%

Operating Data:
Revenue students (7) for online degree program	147,000	157,000	6.8%	147,000	157,000	6.8%

1 The reporting currency of the Company is RMB, but for the convenience of the reader, the amounts for the three and six months ended on June 30, 2009 and June 30, 2010 are presented in U.S. dollars. Unless otherwise stated, all translations from RMB to U.S. dollars were made at the rate of RMB6.7815 to $1.00, the noon buying rate in effect on June 30, 2010 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or U.S. dollar amounts referred could be converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all. For analytical presentation, all percentages are calculated using the numbers presented in the financial statements contained in this earnings release. An explanation of the Company’s non-GAAP financial measures is included in the section entitled “Non-GAAP Financial Measures” below, and the related reconciliations to GAAP financial measures are presented in the accompanying financial statements.

2 “Adjusted EBITDA” is a non-GAAP measure defined as net income before interest income, taxes, depreciation, amortization of intangible assets and land use rights and share-based compensation.

3 “Adjusted net income attributable to ChinaEdu” is a non-GAAP measure defined as net income attributable to ChinaEdu excluding share-based compensation net of noncontrolling interest portion, and amortization of intangible assets and land use rights.

4 “ADS” is American Depositary Share. Each ADS represents three ordinary shares.

5 “Adjusted net income attributable to ChinaEdu per ADS” is a non-GAAP measure which is computed using adjusted net income attributable to ChinaEdu over number of ADSs used in net income attributable to ChinaEdu per ADS calculation.

6 “Adjusted net income attributable to ChinaEdu per diluted ADS” is a non-GAAP measure which is computed using adjusted net income attributable to ChinaEdu over number of ADSs used in net income attributable to ChinaEdu per diluted ADS calculation.

7 “Revenue students” refer to students of university online degree programs who have paid tuitions in spring 2009 and spring 2010.

Second Quarter 2010 Highlights

•
Total net revenue grew by 12.7% to $14.7 million for the second quarter of 2010 from $13.0 million for the corresponding period in 2009, exceeding our guidance for the second quarter of 2010 of $13.3 million to $14.2 million.

•	Net revenue from online degree programs increased by 12.2% to $11.8 million for the second quarter of 2010 from $10.5 million for the corresponding period in 2009.
•	The number of revenue students in online degree programs during 2010 spring semester increased by approximately 6.8% to over 157,000 from approximately 147,000 for the corresponding period in 2009.
•	Adjusted EBITDA increased by 20.4% to $5.2 million in the second quarter of 2010 from $4.4 million for the corresponding period in 2009.
•	Net income attributable to ChinaEdu increased by 52.8% to $2.0 million in the second quarter of 2010 from $1.3 million for the corresponding period in 2009.
•	Adjusted net income attributable to ChinaEdu increased by 22.1% to $2.2 million in the second quarter of 2010 from $1.8 million for the corresponding period in 2009.
•	Net income attributable to ChinaEdu per diluted ADS was $0.115 for the second quarter of 2010, as compared to $0.075 for the corresponding period in 2009.
•	Adjusted net income attributable to ChinaEdu per diluted ADS was $0.125 for the second quarter of 2010, as compared to $0.103 for the corresponding period in 2009.

“As you can see from our second quarter results, we have continued to execute on our stated strategy,” said Ms. Julia Huang, ChinaEdu’s Chairman and Chief Executive Officer, “For our online degree programs, the second quarter wrapped up a healthy 2010 spring semester enrollment period.  The technology service agreements and non-degree programs at our subsidiaries have also contributed to the growth in the quarter. We are committed to continuing our research and development efforts on the technology platform, Internet and mobile applications for both the online degree and non-degree programs. All our new initiatives, including interactive online learning community for K-12 students and adult learner, and online teachers training programs have made significant operational progress. Overall, we believe our company is strongly positioned to capture the immense market potential in online education.”

Financial Results for the Second Quarter Ended June 30, 2010

Net Revenue
Total net revenue for the second quarter of 2010 was $14.7 million, representing a 12.7% increase from $13.0 million for the corresponding period in 2009. Net revenue from online degree programs for the second quarter of 2010 was $11.8 million, representing a 12.2% increase from $10.5 million for the corresponding period in 2009. Enrollment for the 2010 spring semester online degree programs was over 157,000 revenue students, which represented an increase of 6.8% as compared to 147,000 revenue students for the 2009 spring semester. The higher revenue growth compared to enrollment growth was primarily attributable to lower third-party learning centers expenses, and increased tuition rate at selected online colleges.

Learning centers network continued to expand both in geographic coverage and universities served. By the end of the second quarter of 2010, we had 65 operational learning centers of which 27 were proprietary and 38 were contracted locations, as compared to 56 operational learning centers as of the end of the second quarter of 2009, of which 21 were proprietary and 35 were contracted locations. Our learning centers network was serving a total of 18 universities’ online degree programs as of the end of the second quarter of 2010.

Net revenue from the Company’s non-online degree programs (online tutoring programs, private primary and secondary schools and international curriculum programs) for the second quarter of 2010 was $2.9 million, representing a 14.9% increase from $2.5 million for the corresponding period in 2009. This increase was attributable to a 29.3% increase in net revenue for the 101 online tutoring programs and a 36.8% increase in net revenue at Anqing School due to an increase in student enrollment as a result of the opening of the new campus. The increases were offset by a 27.3% decrease in net revenue for the international curriculum programs which was in line with the management expectation.

Cost of Revenue
Total cost of revenue for the second quarter of 2010 was $5.2 million, representing an increase of 5.3%, as compared to $4.9 million for the corresponding period of 2009. Cost of revenue for online degree programs for the second quarter of 2010 was $3.6 million, representing an increase of 8.3% as compared to $3.3 million for the second quarter of 2009. The increase in online degree programs’ cost of revenue was primarily related to the increase in student enrollment in the 2010 spring semester as compared to 2009 spring semester, in particular at our learning centers network.

Cost of revenue for non-online degree programs for the second quarter of 2010 was $1.6 million, representing a slight decrease of 1.1% for the corresponding period in 2009. This decrease was attributable primarily to a decrease in cost of revenue for both 101 online tutoring programs and international curriculum programs, offset by an increase in staff and depreciation charges related to Anqing School’s new campus.

Gross Profit and Gross Margin
Gross profit for the second quarter of 2010 was $9.5 million, representing a 17.2% increase from $8.1 million for the corresponding period of 2009. Total gross margin for the second quarter of 2010 increased to 64.9%, as compared to 62.4% for the corresponding period of 2009. Gross margin for the online degree programs increased to 69.6% for the second quarter of 2010, as compared to 68.5% for the corresponding period of 2009.

Gross margin for 101 online tutoring programs improved significantly to 75.8% for the second quarter of 2010, as compared to 65.5% for the second quarter of 2009, due to reduced courseware development cost and a reduction in the number of staff. Despite increased cost of revenue, gross margin for private schools improved significantly to 25.8%, as compared to 9.7% in the corresponding period in 2009, due to increased enrollment at Anqing School’s new campus. Gross margin for the international curriculum programs remained stable at 45.9% for the second quarter of 2010, as compared to 46.4% in the corresponding period of 2009.

Operating Expenses
Total operating expenses were $5.3 million for the second quarter of 2010, representing an 8.8% increase from $4.9 million for the corresponding period in 2009. This increase was a result of the factors discussed below:

•
General and administrative expenses for the second quarter of 2010 were $2.7 million, which represented a 6.8% decrease from $2.9 million for the corresponding period in 2009. Excluding the impact of our share based compensation in the second quarter of 2010, our general and administrative expenses increased by 4.1%.

•
Selling and marketing expenses were $1.2 million for the second quarter of 2010, which represented a 48.3% increase from $0.8 million for the corresponding period in 2009. This increase was attributable primarily to an increase in advertising expenses at our 101 online tutoring programs, as well as an increase in sales and marketing staff at selected subsidiaries in the second quarter of 2010.

•
Research and development expenses for the second quarter of 2010 were $1.4 million, representing a 20.7% increase from $1.2 million in the corresponding period in 2009, primarily due to increased staff and related increased depreciation expenses associated with the new research and development initiatives for both degree and non-degree programs.

•
Share-based compensation for the second quarter of 2010, which was allocated to the related cost and operating expense line items, temporarily decreased to $0.1 million as compared to $0.3 million for the corresponding period in 2009, due to a true-up adjustment of forfeiture rate.

Income from Operations
As a result of the factors discussed above, income from operations for the second quarter of 2010 was $4.2 million, representing a 29.8% increase as compared to $3.2 million for the corresponding period of 2009. Operating margin increased to 28.7% for the second quarter of 2010, as compared to 24.9% in the corresponding period of 2009.

Adjusted income from operations, which is a non-GAAP measure defined as income from operations excluding share-based compensation, and amortization of intangible assets and land use rights, was $4.5 million for the second quarter of 2010, representing an increase of 18.3% as compared to $3.8 million in the corresponding period of 2009. Adjusted operating margin, which is a non-GAAP measure defined as a ratio of adjusted operating income from operations (non-GAAP) over net revenue, for the second quarter of 2010 improved to 30.3% as compared to 28.9% for the corresponding period of 2009.

Interest Income and Investment Income
Interest income and investment income for the second quarter of 2010 increased 58% to $0.28 million, as compared to $0.17 million in the corresponding quarter of 2009.

Income Tax Expense
Income tax expense for the second quarter of 2010 was $1.0 million, which remained flat from income tax expense of $1.0 million for the corresponding period in 2009.

Noncontrolling Interest
Noncontrolling interest was $1.6 million in the second quarter of 2010, representing an increase from $1.3 million in the corresponding period in 2009, which was attributable primarily to the noncontrolling interest impact related to the increased net income from the online degree programs for the second quarter of 2010, as compared to the second quarter of 2009.

Net Income attributable to ChinaEdu
Net income attributable to ChinaEdu, which is net income excluding net income attributable to noncontrolling interest, was $2.0 million for the second quarter of 2010, representing an increase of 52.8% from $1.3 million for the corresponding period in 2009. The increase was primarily due to improved gross margin across all of our business lines except for the international curriculum programs of which gross margin remained stable, as well as improved operating efficiencies.

Net income attributable to ChinaEdu per basic and diluted ADS were $0.125 and $0.115, respectively, for the second quarter of 2010, as compared to $0.080 and $0.075, respectively, for the corresponding period in 2009, which represented growth of 56.3% and 53.3%, respectively.

Adjusted net income attributable to ChinaEdu (non-GAAP) increased by 22.1% to $2.2 million for the second quarter of 2010 from $1.8 million in the corresponding period of 2009. Adjusted net margin, which is a non-GAAP measure defined as a ratio of adjusted net income attributable to ChinaEdu (non-GAAP) over net revenue, was 14.8% in the second quarter of 2010, as compared to 13.7% in the corresponding period of 2009. The increase was primarily due to improvement in operating results across our online degree programs, 101 online tutoring programs and private schools, as well as stable operating results at the international curriculum programs.

Adjusted net income attributable to ChinaEdu per basic and diluted ADS (non-GAAP) were $0.136 and $0.125, respectively, for the second quarter of 2010, as compared to $0.111 and $0.103, respectively, for the corresponding period in 2009, which represented growth of 22.5% and 21.4%, respectively.

Adjusted EBITDA (Non-GAAP)
Adjusted EBITDA (non-GAAP) was $5.2 million for the second quarter of 2010, which increased by 20.4%, as compared to $4.4 million for the corresponding period in 2009. Adjusted EBITDA margin (non-GAAP) was 35.7% in the second quarter of 2010 as compared to 33.4% in the second quarter of 2009. This increase was attributable primarily to improved operating results as discussed above.

Deferred Revenue
Deferred revenue at the end of the second quarter of 2010 was $17.0 million, with current deferred revenue of $15.8 million and non-current deferred revenue of $1.2 million. Deferred revenue at the end of the second quarter of 2010 increased as compared to deferred revenue of $15.6 million at the end of the fourth quarter 2009 due to seasonality of enrollments. Tuition is received generally during the second quarter (spring semester) and the fourth quarter (fall semester) of each year.

Cash and Cash Equivalents and Term Deposits
As of June 30, 2010, ChinaEdu reported cash and cash equivalents and term deposits of $49.1 million, which primarily consisted of cash, demand deposits with original maturities of three months or less, and term deposits with original maturity terms of greater than three months but less than one year.

Amounts Due from Related Parties
Amounts due from related parties (which represent cash owed to us by our collaborative alliance partners) were $37.5 million as of June 30, 2010, as compared to amounts due from related parties of $26.1 million as of December 31, 2009.

2010 Year-to-Date Financial Results

Net Revenue
For the six months ended June 30, 2010, total net revenue was $27.5 million, which represented an increase of 10.2% from $25.0 million for the corresponding period in 2009. Net revenue from online degree programs for the first half of 2010 was $21.9 million, representing an 8.4% increase from $20.2 million for the corresponding period in 2009. And the net revenue from non-online degree programs for the first half of 2010 was $5.6 million, as compared to $4.8 million for the corresponding period in 2009, representing an 18.2% increase. The growth in total net revenue was attributable to strong enrollment for the online degree programs both in the fall semester of 2009 and spring semester of 2010, particularly at our learning centers, and growth in net revenue at Anqing School and 101 online tutoring programs, despite revenue decrease at the international curriculum programs.

Cost of Revenue
For the six months ended June 30, 2010, total cost of revenue was $9.8 million, which remained stable as compared to $9.7 million for the corresponding period in 2009. Cost of revenue at our online degree programs remained stable in the first half of 2010 as compared to the corresponding period of 2009. The slight decrease in cost of revenue for 101 online tutoring programs and decrease in cost of revenue at the international curriculum programs were offset by an increase in staff and depreciation charges at the Anqing School.

Gross Profit
Gross profit for the six months ended June 30, 2010 was $17.8 million as compared with $15.3 million for the corresponding period in 2009, representing an increase of 16.2%, primarily due to significantly improved gross margins for our online degree programs, 101 online tutoring programs and private schools, as well as stable gross margin at our international curriculum programs.

Income from Operations
Income from operations was $7.1 million for the six months ended June 30, 2010, representing an increase of 21.6% from $5.8 million for the corresponding period in 2009. Operating margin was 25.7% for the six months ended June 30, 2010 as compared to 23.3% for the corresponding period in 2009.

Adjusted income from operations (non-GAAP) was $7.8 million for the first half of 2010, representing an increase of 12.5%, compared to $7.0 million in the corresponding period of 2009. Adjusted operating margin (non-GAAP) for the six months ended June 30, 2010 was 28.4% as compared to 27.8% for the corresponding period in 2009.

Net Income attributable to ChinaEdu
Net income attributable to ChinaEdu was $3.1 million for the six months ended June 30, 2010, representing an increase of 12.8% from $2.7 million for the corresponding period in 2009. Net margin was 11.1% for the six months ended June 30, 2010 as compared to 10.9% for the corresponding period in 2009.

Adjusted net margin was 13.5% for the six months ended June 30, 2010 as compared to 15.0% for the corresponding period of 2009. The decrease was primarily due to the increase in income tax expenses in the first quarter of 2010.

Adjusted EBITDA (Non-GAAP)
Adjusted EBITDA (non-GAAP) was $9.3 million for the first half of 2010, which increased by 14.5%, as compared to $8.1 million for the corresponding period in 2009. Adjusted EBITDA margin was 33.8% in the first half of 2010 as compared to 32.5% in the first half of 2009. This increase was attributable primarily to improved operating results as discussed above.

Third Quarter 2010 Total Net Revenue Guidance
For the third quarter of 2010, ChinaEdu expects its total net revenue to be in the range of RMB96 million to RMB99 million or $14.2 million to $14.6 million. This forecast reflects ChinaEdu’s current and preliminary view, which is subject to change.

Conference Call
ChinaEdu senior management will host a conference call on Thursday, August 19, 2010 at 8:00 a.m. U.S. Eastern time / 5:00 a.m. U.S. Pacific time / 8:00 p.m. Beijing/Hong Kong time.

The conference call may be accessed by calling (US) 800 265 0241/ (International) +1 617 847 8704/ (HK) +852 3002 1672/ (China) +86 10 800 152 1490; Passcode: 68155224.  A telephone replay will be available shortly after the call until August 25, 2010 at (US) 888 286 8010/ (International) +1 617 801 6888; Passcode: 39011649. A live and archived webcast may be accessed via ChinaEdu’s investor relations website at http://ir.chinaedu.net.

Non-GAAP Financial Measures
To supplement the unaudited condensed consolidated financial information presented in accordance with Accounting Principles Generally Accepted in the United States of America (“GAAP”), the Company uses non-GAAP measures of income from operations and net income attributable to ChinaEdu, which are adjusted from results based on GAAP to exclude certain non-cash items of share-based compensation and amortization of intangible assets and land use rights. The Company also uses adjusted EBITDA, which is also a non-GAAP measure and is adjusted from GAAP results of net income to exclude interest income, taxes, depreciation, amortization of intangible assets and land use rights, and share-based compensation. These non-GAAP financial measures are provided to enhance the investors’ overall understanding of the Company’s current and past financial performance in on-going core operations as well as prospects for the future. These measures should be considered in addition to results prepared and presented in accordance with GAAP, but should not be considered a substitute for or superior to GAAP results. Management considers the non-GAAP information as important measures internally and therefore deems it important to provide all of this information to investors.

About ChinaEdu
ChinaEdu Corporation is an educational services provider in China, incorporated as an exempted limited liability company in the Cayman Islands. Established in 1999, the Company’s primary business is to provide comprehensive services to the online degree programs of leading Chinese universities. These services include academic program development, technology services, enrollment marketing, student support services and finance operations. The Company’s other lines of businesses include the operation of private primary and secondary schools, online interactive tutoring services and providing marketing and support for international curriculum programs.

The Company believes it is the largest service provider to online degree programs in China in terms of the number of higher education institutions that are served and the number of student enrollments supported. The Company currently has 17 long-term contracts that generally vary from 10 to 50 years in length. ChinaEdu also performs recruiting services for 18 universities through its nationwide learning centers network.

Forward-Looking Statement
This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, including certain plans, expectations, goals, and projections, which are subject to numerous assumptions, risks, and uncertainties. Forward-looking statements involve known and unknown risks, uncertainties and contingencies, many of which are beyond our control which may cause actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. The Company’s actual results could differ materially from those contained in the forward-looking statements due to a number of factors, including those described under the heading “Risk Factors” in the Company’s Annual Report on Form 20-F for the year ended December 31, 2009, and in documents subsequently filed by the Company from time to time with the Securities and Exchange Commission. Unless required by law, the Company undertakes no obligation to (and expressly disclaim any such obligation to) update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Company Contacts:
Lily Liu, CFO ChinaEdu Corporation Phone: +86 10 8418 6655 ext.1002 E-mail: ir@chinaedu.net

ChinaEdu Corporation
Unaudited Condensed Consolidated Balance Sheets

(in thousands, unaudited)	December 31, 2009	June 30, 2010	June 30, 2010
	RMB	RMB	US$

Current assets:
Cash and cash equivalents	203,143	153,293	22,605
Term deposits	122,304	179,645	26,490
Restricted cash	365	365	54
Short-term investments	17,706	32,565	4,802
Accounts receivable, net	28,334	32,361	4,772
Inventory	1,852	1,333	197
Prepaid expenses and other current assets	25,315	22,616	3,335
Amounts due from related parties	176,802	254,011	37,456
Deferred tax assets	3,309	502	74
Total current assets	579,130	676,691	99,785
Long-term investments	4,210	1,210	178
Deferred tax assets	1,541	3,305	487
Rental deposits	868	990	146
Land use rights, net	27,874	27,569	4,065
Property and equipment, net	203,995	217,399	32,058
Deposits paid for acquisition of property and equipment	13,898	-	-
Acquired intangible assets, net	66,621	65,423	9,647
Goodwill	38,155	38,155	5,626
Total assets	936,292	1,030,742	151,992

Liabilities and equity
Current liabilities:
Accounts payable (including accounts payable of the consolidated VIEs without recourse to ChinaEdu Group of 5,351 and 3,780 as of December 31, 2009 and June 30, 2010)	6,467	5,719	843
Deferred revenues (including deferred revenues of the consolidated VIEs without recourse to ChinaEdu Group of 17,786 and 17,692 as of December 31, 2009 and June 30, 2010)	97,853	107,356	15,831
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to ChinaEdu Group of 11,066 and 12,889 as of December 31, 2009 and June 30, 2010)	68,917	72,779	10,732
Amounts due to related parties (including amounts due to related parties of the consolidated VIEs without recourse to ChinaEdu Group of 2,065 and 2,072 as of December 31, 2009 and June 30, 2010)	25,668	69,682	10,275
Income taxes payable (including income taxes payable of the consolidated VIEs without recourse to ChinaEdu Group of 7,770 and 9,079 as of December 31, 2009 and June 30, 2010)	33,389	37,479	5,527
Other taxes payable (including other taxes payable of the consolidated VIEs without recourse to ChinaEdu Group of 2,285 and 2,255 as of December 31, 2009 and June 30, 2010)	15,900	14,446	2,130
Total current liabilities	248,194	307,461	45,338
Deferred revenues (including deferred revenues of the consolidated VIEs without recourse to ChinaEdu Group of 113 and 227 as of December 31, 2009 and June 30, 2010)	8,075	8,208	1,210
Deferred tax liabilities (including deferred tax liabilities of the consolidated VIEs without recourse to ChinaEdu Group of 1,381 and 1,376 as of December 31, 2009 and June 30, 2010)	10,143	9,854	1,453
Unrecognized tax benefit (including unrecognized tax benefit of the consolidated VIEs without recourse to ChinaEdu Group of 1,145 and 1,343 as of December 31, 2009 and June 30, 2010)	7,727	8,214	1,211
Total liabilities	274,139	333,737	49,212

ChinaEdu shareholders’ equity	559,973	585,035	86,269
Noncontrolling interests	102,180	111,970	16,511
Total equity	662,153	697,005	102,780
Total liabilities and equity	936,292	1,030,742	151,992

ChinaEdu Corporation
Unaudited Condensed Consolidated Statements of Operations

	Three Months Ended				Six Months Ended
(in thousands, unaudited, except for percentage, share, and per share information)	June 30, 2009	March 31, 2010	June 30, 2010	June 30, 2010	June 30, 2009	June 30, 2010	June 30, 2010
	RMB	RMB	RMB	US$	RMB	RMB	US$

Gross Revenue*	92,794	91,089	104,108	15,352	178,273	195,197	28,784

Business Tax and Surcharge	4,519	3,812	4,591	677	8,828	8,403	1,238

Net Revenue:
Online degree programs	71,447	68,515	80,188	11,825	137,211	148,703	21,928
Online tutoring programs	4,704	5,401	6,084	897	8,296	11,485	1,694
Private primary and secondary schools	6,911	9,280	9,454	1,394	13,142	18,734	2,763
International curriculum programs	5,213	4,081	3,791	559	10,796	7,872	1,161
Total net revenue	88,275	87,277	99,517	14,675	169,445	186,794	27,546

Cost of revenue:
Online degree programs	22,537	21,048	24,417	3,601	45,220	45,465	6,704
Online tutoring programs	1,624	1,165	1,473	217	3,065	2,638	389
Private primary and secondary schools	6,243	6,724	7,016	1,035	11,741	13,740	2,026
International curriculum programs	2,793	2,411	2,052	303	5,741	4,463	658
Total cost of revenue	33,197	31,348	34,958	5,156	65,767	66,306	9,777

Gross profit:
Online degree programs	48,910	47,467	55,771	8,224	91,991	103,238	15,224
Online tutoring programs	3,080	4,236	4,611	680	5,231	8,847	1,305
Private primary and secondary schools	668	2,556	2,438	359	1,401	4,994	737
International curriculum programs	2,420	1,670	1,739	256	5,055	3,409	503
Total gross profit	55,078	55,929	64,559	9,519	103,678	120,488	17,769

Online degree programs	68.5%	69.3%	69.6%	69.6%	67.0%	69.4%	69.4%
Online tutoring programs	65.5%	78.4%	75.8%	75.8%	63.1%	77.0%	77.0%
Private primary and secondary schools	9.7%	27.5%	25.8%	25.8%	10.7%	26.7%	26.7%
International curriculum programs	46.4%	40.9%	45.9%	45.9%	46.8%	43.3%	43.3%
Gross margin	62.4%	64.1%	64.9%	64.9%	61.2%	64.5%	64.5%

Operating expenses:
General and administrative	19,742	19,920	18,400	2,713	39,325	38,320	5,651
Selling and marketing	5,434	7,740	8,056	1,188	10,344	15,796	2,329
Research and development	7,882	8,771	9,512	1,403	14,453	18,283	2,696
Total operating expenses	33,058	36,431	35,968	5,304	64,122	72,399	10,676
Income from operations	22,020	19,498	28,591	4,215	39,556	48,089	7,093
Operating margin	24.9%	22.3%	28.7%	28.7%	23.3%	25.7%	25.7%

Other income	625	144	144	21	1,251	288	42
Interest income	1,182	1,057	1,345	198	2,854	2,402	354
Investment income	-	-	522	77	-	522	77
Income before income tax provisions	23,827	20,699	30,602	4,511	43,661	51,301	7,566

Income tax expense	(6,257)	(8,171)	(6,441)	(950)	(8,965)	(14,612)	(2,155)
Net income	17,570	12,528	24,161	3,561	34,696	36,689	5,411
Net income attributable to the noncontrolling interests	(8,710)	(5,296)	(10,616)	(1,565)	(16,272)	(15,912)	(2,346)
Net income attributable to ChinaEdu	8,860	7,232	13,545	1,996	18,424	20,777	3,065
Net margin	10.0%	8.3%	13.6%	13.6%	10.9%	11.1%	11.1%

Net income attributable to ChinaEdu per ADS:
Basic	0.54	0.45	0.84	0.125	1.14	1.30	0.192
Diluted	0.51	0.42	0.78	0.115	1.05	1.20	0.176

Weighted average aggregate number of ADSs outstanding:
Basic	16,095,158	15,954,875	16,029,983	16,029,983	16,376,628	15,992,637	15,992,637
Diluted	17,198,522	17,396,275	17,376,199	17,376,199	17,417,539	17,386,445	17,386,445

* Gross revenue are detailed as follows
Online degree programs	75,522	72,458	84,365	12,441	145,187	156,823	23,125
Online tutoring programs	4,795	5,033	6,278	926	8,470	11,311	1,668
Private primary and secondary schools	6,961	9,280	9,454	1,394	13,192	18,734	2,763
International curriculum programs	5,516	4,318	4,011	591	11,424	8,329	1,228

ChinaEdu Corporation
Unaudited Condensed Consolidated Statements of Cash Flow

	Three Months Ended				Six Months Ended
(in thousands, unaudited)	June 30, 2009	March 31, 2010	June 30, 2010	June 30, 2010	June 30, 2009	June 30, 2010	June 30, 2010
	RMB	RMB	RMB	US$	RMB	RMB	US$

Operating activities:
Net income	17,570	12,528	24,161	3,561	34,696	36,689	5,411
Adjustments to reconcile net income to net cash provided by operating activities:
Share-based compensation	2,055	2,138	366	54	4,317	2,504	369
Depreciation and amortization of property and equipment	3,983	4,690	4,820	711	7,924	9,510	1,402
Amortization of land use rights	152	152	153	23	315	305	45
Amortization of acquired intangible assets	1,308	1,080	1,093	161	2,994	2,173	320
Provision for amounts due from related parties and account receivables	347	-	-	-	409	-	-
Loss from disposal of property and equipment	15	4	(8)	(1)	93	(4)	(1)
Deferred income taxes	(825)	485	269	40	970	754	111
Changes in assets and liabilities
Accounts receivable	(20,898)	12,880	(16,907)	(2,493)	(10,520)	(4,027)	(594)
Inventory	(1,077)	400	119	18	(1,077)	519	77
Prepaid expenses and other current assets	6,188	9,500	(4,805)	(709)	4,307	4,695	692
Amounts due from related parties	(111,046)	34,831	(112,040)	(16,521)	(64,662)	(77,209)	(11,385)
Rental deposits	48	(11)	(111)	(16)	95	(122)	(18)
Land use rights	(1,040)	-	-	-	(1,989)	-	-
Accounts payable	1,772	(808)	1,164	172	2,856	356	52
Deferred revenues	65,006	(60,921)	70,558	10,404	(611)	9,637	1,421
Accrued expenses and other current liabilities	2,648	(5,446)	9,310	1,373	602	3,864	570
Amounts due to related parties	24,840	10,730	27,653	4,078	25,845	38,383	5,660
Income tax payable	4,770	(2,311)	6,401	944	(4,459)	4,090	603
Other taxes payable	4,249	(4,834)	3,380	498	(284)	(1,454)	(214)
Unrecognized tax benefit	1,633	362	125	18	1,981	487	72
Net cash provided by operating activities	1,698	15,449	15,701	2,315	3,802	31,150	4,593

Investing activities:
Purchase of property and equipment	(29,919)	(6,690)	(3,509)	(517)	(40,524)	(10,199)	(1,504)
Purchase of term deposits	15,008	(2,019)	(55,318)	(8,157)	(16,000)	(57,337)	(8,455)
Purchase of investments	-	-	(11,924)	(1,758)	-	(11,924)	(1,758)
Purchase of contractual right	-	-	-	-	(500)	-	-
Proceeds from disposal of property and equipment	-	49	59	9	-	108	16
Net cash used in investing activities	(14,911)	(8,660)	(70,692)	(10,423)	(57,024)	(79,352)	(11,701)

Financing activities:
Proceeds from exercise of share options	711	1,339	847	125	1,424	2,186	322
Prepayment for share repurchase	-	-	(1,824)	(269)	-	(1,824)	(269)
Repurchase and cancellation of ordinary shares	-	(113)	(210)	(31)	(61,647)	(323)	(48)
Cash dividends paid to noncontrolling shareholders	-	(1,470)	-	-	(10,600)	(1,470)	(217)
Capital contributions by noncontrolling shareholders	-	-	-	-	980	-	-
Net cash provided by (used in) financing activities	711	(244)	(1,187)	(175)	(69,843)	(1,431)	(212)

Effect of foreign exchange rate changes	(76)	(4)	(213)	(32)	264	(217)	(30)

CASH AND CASH EQUIVALENTS, beginning of period	243,710	203,143	209,684	30,920	353,933	203,143	29,955

CASH AND CASH EQUIVALENTS, end of period	231,132	209,684	153,293	22,605	231,132	153,293	22,605

Net increase (decrease) in cash and cash equivalents	(12,578)	6,541	(56,391)	(8,315)	(122,801)	(49,850)	(7,350)

ChinaEdu Corporation
Reconciliations from income from operations to adjusted income from operations (non-GAAP) and adjusted operating margin (non-GAAP)

	Three Months Ended				Six Months Ended
(in thousands, unaudited)	June 30, 2009	March 31, 2010	June 30, 2010	June 30, 2010	June 30, 2009	June 30, 2010	June 30, 2010
	RMB	RMB	RMB	US$	RMB	RMB	US$

Net revenue	88,275	87,277	99,517	14,675	169,445	186,794	27,546
Income from operations	22,020	19,498	28,591	4,215	39,556	48,089	7,093
Adjustment:
Share-based compensation	2,055	2,138	366	54	4,317	2,504	369
Amortization	1,460	1,232	1,246	184	3,309	2,478	365
Adjusted income from operations (non-GAAP)	25,535	22,868	30,203	4,453	47,182	53,071	7,827
Adjusted operating margin (non-GAAP)	28.9%	26.2%	30.3%	30.3%	27.8%	28.4%	28.4%

ChinaEdu Corporation
Reconciliation from net income to adjusted EBITDA (non-GAAP) and adjusted EBITDA margin (non-GAAP)

	Three Months Ended				Six Months Ended
(in thousands, unaudited)	June 30, 2009	March 31, 2010	June 30, 2010	June 30, 2010	June 30, 2009	June 30, 2010	June 30, 2010
	RMB	RMB	RMB	US$	RMB	RMB	US$

Net revenue	88,275	87,277	99,517	14,675	169,445	186,794	27,546
Net income	17,570	12,528	24,161	3,561	34,696	36,689	5,411
Adjustment:
Income tax expense	6,257	8,171	6,441	950	8,965	14,612	2,155
Share-based compensation	2,055	2,138	366	54	4,317	2,504	369
Amortization	1,460	1,232	1,246	184	3,309	2,478	365
Depreciation	3,983	4,690	4,820	711	7,924	9,510	1,402
Interest income and other, net	(1,807)	(1,201)	(1,489)	(219)	(4,105)	(2,690)	(396)
Adjusted EBITDA (non-GAAP)	29,518	27,558	35,545	5,241	55,106	63,103	9,306
Adjusted EBITDA margin (non-GAAP)	33.4%	31.6%	35.7%	35.7%	32.5%	33.8%	33.8%

ChinaEdu Corporation
Reconciliations from net income attributable to ChinaEdu to adjusted net income attributable to ChinaEdu (non-GAAP), adjusted net margin (non-GAAP) and adjusted net income per ADS (non-GAAP)

	Three Months Ended				Six Months Ended
(in thousands, unaudited)	June 30, 2009	March 31, 2010	June 30, 2010	June 30, 2010	June 30, 2009	June 30, 2010	June 30, 2010
	RMB	RMB	RMB	US$	RMB	RMB	US$

Net revenue	88,275	87,277	99,517	14,675	169,445	186,794	27,546
Net income attributable to ChinaEdu	8,860	7,232	13,545	1,996	18,424	20,777	3,065
Adjustment:
Share-based compensation	2,055	2,138	366	54	4,317	2,504	369
Share-based compensation attributable to the noncontrolling interest	(278)	(243)	(381)	(56)	(574)	(624)	(92)
Amortization	1,460	1,232	1,246	184	3,309	2,478	365
Adjusted net income attributable to ChinaEdu (non-GAAP)	12,097	10,359	14,776	2,178	25,476	25,135	3,707
Adjusted net margin (non-GAAP)	13.7%	11.9%	14.8%	14.8%	15.0%	13.5%	13.5%

Adjusted net income attributable to ChinaEdu per ADS (non-GAAP)
Basic	0.75	0.65	0.92	0.136	1.56	1.57	0.232
Diluted	0.70	0.60	0.85	0.125	1.46	1.45	0.213

Weighted average aggregate number of ADSs outstanding:
Basic	16,095,158	15,954,875	16,029,983	16,029,983	16,376,628	15,992,637	15,992,637
Diluted	17,198,522	17,396,275	17,376,199	17,376,199	17,417,539	17,386,445	17,386,445